UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On March 10, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated March 10, 2026

The information contained in this Report, other than the speech of the company's CEO, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: March 10, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer